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JEREMY SENDEROWICZ

Jeremy.senderowicz@dechert.com

+1 212 641 5669 Direct

+1 212 698 3599 Fax

March 25, 2014

Ms. Anu Dubey

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-1520

Re:	EnTrust Multi-Strategy Master Fund (the “Master Fund”)
(File Nos. 811-22841 and 333-188432)

EnTrust Multi-Strategy Fund (the “Feeder Fund”)
(File Nos. 811-22840 and 333-188433)
(each a “Fund,” collectively, the “Funds”)

Dear Ms. Dubey:

Thank you very much for the additional comments you provided by telephone on March 25, 2014 regarding Pre-Effective Amendment No. 1 to the registration statements, filed on Form N-2 under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), of the Master Fund and the Feeder Fund, each as filed December 27, 2013 (“Pre-Effective Amendment No. 1”). Your comments, along with the Funds’ responses, are set forth below. The Funds have considered your comments and have authorized us to make responses, changes and acknowledgements discussed below relating to each Fund’s registration statement on its behalf, as applicable.

US  Austin  Boston  Charlotte  Hartford  Los Angeles  New York  Orange County  Philadelphia  Princeton  San Francisco  Silicon Valley

Washington DC  EUROPE  Brussels  Dublin  Frankfurt  London  Luxembourg  Moscow  Munich  Paris  ASIA  Beijing  Hong Kong

Ms. Anu Dubey March 25, 2014 Page 2

PROSPECTUS:

Comment 1.	Please confirm that the expense examples do not reflect the effect of a fee waiver arrangement.

Response 1.	We confirm that the expense examples do not reflect the effect of a fee waiver arrangement.

Comment 2.	In the “Prior Performance of Similar Accounts” section for the Feeder Fund, please revise the disclosure to clarify that the restatement of the Similar Funds’ performance gives effect to the Feeder Fund’s estimated expenses (including the maximum sales charge), rather than just the Master Fund’s estimated expenses.

Response 2.	The disclosure has been revised accordingly.

Comment 3.	Please note that if the fee table does not include a line item for “Interest Payment on Borrowed Funds,” then each prospectus should include a statement that the Master Fund does not currently intend to borrow money.

Response 3.	The requested statement has been added.

STATEMENT OF ADDITIONAL INFORMATION:

Comment 4.	We reiterate Comment 8 from the comment letter, dated March 24, 2014, in respect of Pre-Effective Amendment No. 1 (the “Prior Comment Letter”). In our view, although the Fund may indirectly invest in Investment Funds which concentrate, the Adviser and Fund may not ignore the concentration of Investment Funds when determining whether the Fund is in compliance with its own concentration policy, even where the Investment Funds do not have a stated policy of concentrating in an industry or group of industries. For example, it would be a violation of the Fund’s concentration policy for the Fund to indirectly invest all its assets in Investment Funds that the Fund knows concentrate in a particular industry or group of industries.

Ms. Anu Dubey March 25. 2014 Page 3

Response 4.	Disclosure has been added to clarify that, in determining whether the Master Fund is concentrated in an industry or group of industries, the Adviser will take into account, to the extent practicable, the Master Fund’s investments in Investment Funds.

Comment 5.	With respect to Comment 27 of the Prior Comment Letter, please also disclose the number of accounts within each category of accounts with respect to which the advisory fee is based on performance. See Item 21.1.c. of Form N-2.

Response 5.	The disclosure has been revised accordingly.

* * *

In addition to these comments, you requested that the Funds make certain representations concerning the registration statements on Form N-2 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at 212.641.5669 or Lisa R. Price, Esq. at 212.649.8795 if you wish to discuss this correspondence further.

Sincerely,

/s/ Jeremy Senderowicz, Esq.

Jeremy Senderowicz, Esq.

Via EDGAR

March 25, 2014

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	EnTrust Multi-Strategy Master Fund

(File Nos. 811-22841 and 333-188432)

EnTrust Multi-Strategy Fund

(File Nos. 811-22840 and 333-188433)

(each a “Fund,” collectively, the “Funds”)

In connection with a response being made on behalf of the Funds to comments provided with respect to each Fund’s registration statement on Form N-2 filed under the Securities Act of 1933 and Investment Company Act of 1940, as filed on May 8, 2013 (the “Registration Statement”), we are authorized by our client to acknowledge the following on the Funds’ behalf:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned at 212.641.5669 or Lisa R. Price, Esq. at 212.649.8795 if you wish to discuss this correspondence further.

Sincerely,

/s/ Jeremy Senderowicz, Esq.

Jeremy Senderowicz, Esq.